

Mail Stop 3628

March 17, 2010

By Facsimile and U.S. Mail

John Orr
President and Chief Executive Officer
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

>   **Re:**   **Myers Industries, Inc**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 10, 2010**
>   **File No. 1-08524**

Dear Mr. Orr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please revise to include a background discussion of the contacts between the company and the GAMCO group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the GAMCO group and the material details of any discussions or correspondence.

2. We note that you state that the solicitation is made by the board. Please refer to the definition of "participant" in Instruction 3 to Item 4 of Schedule 14A. In an appropriate section, please identify each participant in the solicitation.

3. Please revise to file the form of proxy with each revised proxy statement.

Matters Related to the Proxy Statement, page 2

4. Please describe whether broker-non-votes will be counted towards the quorum requirement and the effect of broker non-votes on the election of directors.

Proposal No. 1—Election of Directors, page 4

5. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Cost of Proxy Solicitation, page 33

6. Please revise to fill-in the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4 of Schedule 14A.

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions